SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Amendment No. 2
                                      on
                                 FORM 8-A12G/A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                         ADC TELECOMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)


            Minnesota                           41-0743912
(State of incorporation or organization)(I.R.S. Employer Identification No.)


     4900 West 78th Street, Minneapolis, Minnesota        55435
        (Address of principal executive offices)        (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check
the following box.   ____

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   ____


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class       Name of each exchange on which
       to be so registered       each class is to be registered

          None                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock Purchase Rights
                               (Title of class)

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     On November 28, 1995, the Board of Directors of ADC Telecommunications, Inc. (the "Company") approved an amendment and restatement of the Rights Agreement between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"), dated as of September 23, 1986 and amended and restated as of August 16, 1989 (as so amended and restated, the "Rights Agreement"). Pursuant to the Rights Agreement, one Right has been distributed for each share of the Common Stock, par value $.20 per share, of the Company (the "Common Stock") outstanding at the close of business on October 6, 1986 (the "Record Date") and for each share of Common Stock outstanding between the Record Date and the Distribution Date referred to below.

     Each Right entitles the registered holder to purchase from the Company one-half of one share of Common Stock at a price of $125.00, subject to adjustment (the "Purchase Price").

     The Rights are attached to all Common Stock certificates representing outstanding shares, and no separate Right Certificates have been distributed. The Rights will separate from the Common Stock upon the earlier of

          (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons, other than the Company and certain of its affiliates, has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (such person or group being referred to as an "Acquiring Person") or

          (ii) the close of business on the tenth day following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock

(the earlier of such dates described in clauses (i) and (ii) being referred to as the "Distribution Date").

     A "Continuing Director" is a member of the Board of Directors who was a member of the Board on September 23, 1986, or who subsequently became or becomes a member of the Board of Directors with the recommendation or approval of a majority of the Continuing Directors. Continuing Directors do not include any Acquiring Person or affiliate or associate of an Acquiring Person.

     Until the Distribution Date (or the earlier redemption or expiration of the Rights),

          (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates,

          (ii) Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference, and

          (iii) the transfer of any certificate for Common Stock, even without a copy of this Amended and Restated Summary attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As promptly as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and as of and after the Distribution Date such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 28, 2005, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution

          (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,

          (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for or purchase Common Stock or convertible securities at less than the then current market price of the Common Stock, or

          (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) or of subscription rights or warrants other than those described in clause (ii) hereof.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company may, in lieu of fractional shares, pay a registered holder of Rights an amount in cash based on the closing price (pro-rated for the fraction) of the Common Stock on the last trading date prior to the date of exercise.

     In the event that a person or group becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and otherwise in the best interests of the Company, its shareholders, employees, customers, suppliers and creditors, and the communities in which the Company does business), each holder of a Right, other than the Acquiring Person or the affiliates, associates or transferees thereof (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise for the Purchase Price that number of one-half shares of Common Stock which has a market value equal to two times the Purchase Price. A majority of the Continuing Directors (or, if there are none, the Board of Directors) may elect to distribute cash, other securities or other property in lieu of Common Stock to the Right holders upon the exercise of their Rights following any such event.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph) or more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) are sold, each holder of a Right will thereafter have the right to receive upon exercise for the Purchase Price that number of shares of common stock of the acquiring company (or, in certain cases, one of its affiliates) which at the time of such transaction has a market value equal to two times the Purchase Price.

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Continuing Directors (or, if there are none, the Board of Directors) at any time prior the time that a person or a group of affiliated or associated persons has become an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and otherwise in the best interests of the Company, its shareholders, employees, customers, suppliers and creditors, and the communities in which the Company does business). Such redemption price is subject to adjustment in certain circumstances. Immediately upon any action of the Continuing Directors (or the Board of Directors) redeeming the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     At any time after any person or group becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and otherwise in the best interests of the Company, its shareholders, employees, customers, suppliers and creditors, and the communities in which the Company does business) and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for Common Stock, with each Right to be exchanged for such number of shares of Common Stock as shall equal the result obtained by dividing (x) the Purchase Price by (y) the current market price of one-half of one share of the Common Stock (subject to adjustment). In any such exchange, the Company, at its option, may substitute a series of preferred stock of the Company with rights, privileges and other terms substantially the same as the Common Stock.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, no rights to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended in any manner the Continuing Directors (or, if there are none, the Board of Directors) deem necessary or desirable; provided, however, that at any time after any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     A copy of the Rights Agreement has been filed with the Company's Form 8-K dated December 11, 1995, and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.   EXHIBITS

     1. Second Amended and Restated Rights Agreement, dated as of November 28, 1995, between ADC Telecommunications, Inc. and Norwest Bank Minnesota, National Association (amending and restating the Rights Agreement dated as of September 23, 1986, as amended and restated as of August 16, 1989), which includes as Exhibit A thereto the form of Right Certificate. (Incorporated by reference to Exhibit 4 to the Company's Form 8-K dated December 11, 1995.)

SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:      December 11, 1995


                                   ADC TELECOMMUNICATIONS, INC.



                                   By /s/ David F. Fisher
                                      David F. Fisher
                                      Vice President, General Counsel
                                      and Corporate Secretary